Exhibit 99.1

Allot Announces the Appointment of Eyal Harari as Chief Executive Officer

Hod Hasharon, Israel – May  6, 2024 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, today announced the appointment of Eyal Harari as its Chief Executive Officer effective May 6, 2024.  He will be replacing Mr. Erez Antebi.  At the request of the company's Board of Directors, Mr. Antebi has agreed to assist Mr. Harari during a transition period and thereafter, to continue to provide consulting services to the company.

“We are extremely pleased that Eyal is joining Allot as Chief Executive Officer.  He brings his vast experience, management and business skills in fields that are synergetic to Allot's business markets. We would like to thank Erez for his seven and a half years of outstanding service and leadership as well as for his agreement to continue to serve the company and to assist Eyal during the transition period.  On behalf of the Board of Directors and myself I wish him every success in his future endeavors,” said David Reis, Chairman of the Board of Directors.

Prior to joining Allot, between November 2019 and January 2024, Mr. Harari served as Chief Executive Officer of Radcom Ltd., a NASDAQ listed company and a leader in providing automated service assurance solutions for telecom operators running 5G/4G networks.  Mr. Harari held a number of senior and management positions within the Radcom group of companies during the period from January 2001 to November 2019 including, Chief Operating Officer of Radcom Ltd and the CEO of Radcom’s U.S subsidiary, Radcom Inc., between December, 2016 and November, 2019. Mr. Harari holds a B.Sc in Computer Science from the Open University of Israel, an M.B.A in Business Administration from Tel Aviv University and an M.A in Business Law from Bar Ilan University.

"I am thrilled with the opportunity to join Allot“, said Mr. Harari. “Allot has a great tradition of innovation and excellence". "I believe Allot has a bright future and I am looking forward to working with Allot's Board, management, employees and customers to fully realize the opportunities and drive the company to profitable growth."

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot’s multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1,000 enterprises. Our industry-leading network-based security as a service solution is already used by many millions of subscribers globally. Allot. See. Control. Secure.

For more information, visit www.allot.com

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our accounts receivables, including our ability to collect outstanding accounts and assess their collectability on a quarterly basis; our ability to meet expectations with respect to our financial guidance and outlook; our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors; government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: EK Global Investor Relations Ehud Helft +1 212 378 8040 allot@ekgir.com	Public Relations Contact: Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com